Exhibit 99.1

For Immediate Release

June 6, 2013 - 2:00 p.m. CET

DELHAIZE GROUP RELEASES 2012 SUSTAINABILITY PROGRESS REPORT AND

CONFIRMS NEW SUSTAINABILITY STRATEGY: “SUPERGOOD”

Brussels, Belgium, June 6, 2013 – Delhaize Group (NYSE Euronext Brussels: DELB – NYSE: DEG) the Belgian international food retailer presents its 2012 Sustainability Progress Report, available only online at http://www.delhaizegroup.com/sustainabilityreport/2012/.

The report details the company’s progress in embedding sustainability into its business and highlights results achieved in 2012, particularly in the areas of sustainable seafood, waste reduction and the reformulation of private brand products to improve nutritional value. The report is aligned with the Global Reporting Initiative’s G3.1 guidelines.

The Group also confirms its commitment to sustainability through the launch of a bold new sustainability strategy “2020 Ambition – On our way to Supergood”.

“We are proud of the progress made in 2012 to bring our sustainability strategy to life across the Group. All of our operating companies – from the mature markets to the newer markets – are actively engaged on the roadmap toward the 2020 Ambition. We made particularly good progress in moving to zero waste, in creating more sustainable private brand products and in engaging our associates in sustainability”, said Pierre-Olivier Beckers, President and CEO of Delhaize Group.

2012 achievements

•

Zero Waste: as part of the company’s ambition to move to zero waste, all operating companies implemented waste reduction pilot programs, in the U.S. the waste going to landfill was reduced by 8% in a year’s time.

•	Sustainable Seafood: a major milestone was achieved at Delhaize America, where all fish is now sustainably sourced and at Delhaize Belgium where 100% of fresh seafood products are sustainably sourced.

•	Healthier Private Brand Products: with the continued reformulation of private brand products to improve their nutritional value.

•	Performance Management: for the first time 23% of executives were assigned specific sustainability goals.

•	Dow Jones Sustainability Indexes: the Group was listed for the first time in both the World and the European indexes.

Delhaize Group’s “2020 Ambition – ‘On our way to Supergood’

The new Sustainability Strategy of the Group, “2020 Ambition – ‘On our way to Supergood’, reiterates its long term commitment to sustainability and refocuses it on ambitious priorities to accelerate its journey.

The strategy has three layers:

•	one area the Group intends to WIN (exceed its competitors’ efforts in local markets);

•	three areas the Group intends to LEAD (be among the leaders in its local markets); and

•	a foundation of sustainable best practices it will uphold EVERYDAY.

Delivering on our commitment to Supergood means customers can trust Delhaize Group banners to help them live healthier lives and to make responsible choices. They can shop at the Group stores knowing that affordable, nutritious choices are easy, that the Group’s private brands blend quality, affordability and sustainability, and that the Group is continuously innovating to improve the positive impact it has on its communities and the planet.

Delhaize Group

Delhaize Group is a Belgian international food retailer present in ten countries on three continents. At the end of the first quarter of 2013, Delhaize Group’s sales network consisted of 3 411 stores. In 2012, Delhaize Group posted €22.6 billion ($29.0 billion) in revenues and €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch on the website http://www.delhaizegroup.com. Delhaize Group also has a sustainability blog ‘Feed Tomorrow’ http://blog.delhaizegroup.com/ Questions can be sent to sustainability@delhaizegroup.com

Contacts

Delhaize Group :

C Alexandre:	+32 2 412 82 57, calexandre@delhaizegroup.com
F Martins:	+32 2 412 87 85, fmartins@delhaizegroup.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about moving to zero waste, the sustainability strategy, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.